

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

August 26, 2015

David B. Potts
Chief Financial Officer
Arris Group, Inc.
3871 Lakefield Drive
Suwanee, GA 30024

> **Re: Arris Group, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 000-31254**

Dear Mr. Potts:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Kathleen Krebs, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications